[LETTERHEAD OF DAVID T. THOMSON P.C.]


January 22, 1997


Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC  20549

Gentlemen:

I was previously the accountant for G/O International, Inc. and on April 2, 1996, I reported on the financial statements of G/O International, Inc. On January 16, 1997, I was dismissed as the accountant of G/O International, Inc. I have read G/O International, Inc.'s statements included under Item 4 of its Form 8-K for January 16, 1997, and I agree with such statements except as to the second paragraph of Item 4 and any other references to the representations about and for Stayner and Company, Certified Public Accountants, as to which I have no knowledge.

Very truly yours,

/s/ David T. Thomson P.C.

David T. Thomson, P.C.
Salt Lake City, Utah